SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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DIRECT DIAL 617-573-4850 DIRECT FAX 617-305-4850 EMAIL ADDRESS	February 14, 2018	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON
GRAHAM.ROBINSON@SKADDEN.COM		MOSCOW MUNICH PALO ALTO PARIS

VIA EDGAR

Mr. Nicholas P. Panos

Senior Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Juno Therapeutics, Inc.
Schedule 14D-9 and Schedule 13E-3
Filed February 2, 2018
File No. 005-88476

Dear Mr. Panos:

I am writing on behalf of Juno Therapeutics, Inc. (“Juno”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated February 12, 2018 (the “Comment Letter”) with respect to the above-referenced Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), each as filed with the Commission on February 2, 2018.

This letter, together with Juno’s Amendment No. 1 to the Schedule 14D-9 and Amendment No. 1 to the Schedule 13E-3, are being filed with the Commission electronically via the EDGAR system today.

Nicholas P. Panos

February 14, 2018

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings given to them in the Schedule 14D-9 or the Schedule 13E-3.

Nicholas P. Panos

February 14, 2018

Schedule 14D-9

Item 4. The Solicitation or Recommendation

Certain Financial Projections

Cautionary Note About the Management Projections, page 38

1.	We note the disclaimer on page 38 relating to the Management Projections wherein “neither Juno nor any of its affiliates assumes any responsibility for the accuracy of” such information. While the inclusion of qualifying language concerning subjective analyses, modeling and/or forecasting is understandable, it remains objectionable to disclaim responsibility for statements made in the document. Please revise.

Response: In response to the Staff’s comment, Juno has amended the disclosure set forth in “Item 4. The Solicitation or Recommendation—Certain Financial Projections—Cautionary Note About the Management Projections” on page 38 of the Schedule 14D-9 by deleting in its entirety the following sentence, which appears in the final paragraph on page 38:

Neither Juno nor any of its affiliates assumes any responsibility for the accuracy of this information.

2.	Revise to specifically state the specific reasons Juno recommends that its stockholders tender their shares to Purchaser, as defined in the solicitation/recommendation statement, pursuant to the tender offer. While Item 8 of Schedule 13E-3 expressly requires a discussion of factors considered in reaching a decision regarding the fairness of the transaction, Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation MA imposes an obligation on the subject company to state the reasons for the position enunciated in response to Item 1012(a).

Response: In response to the Staff’s comment, Juno has amended and restated the disclosure set forth in “Item 4. The Solicitation or Recommendation—Solicitation/Recommendation” on page 17 of the Schedule 14D-9, as well as the disclosure set forth in “—Reasons for Recommendation—Board of Directors” on pages 36 and 37 of the Schedule 14D-9.

Schedule 13E-3 | Rule 13e-3 Transaction Statement

3.	Rule 13e-3(e)(1)(iii) specifies an informational legend therein that is to be included on the outside front cover page. While the disclosure on the cover page to Schedule 13E-3 conforms to the text of this rule, the disclosure document already distributed or to be distributed to security holders does not. Given that Rule 13e-3(e) is titled “Disclosure of information to security holders,” please revise the disclosure document distributed to security holders to ensure that such legend is included on the outside front cover page.

Response: In response to the Staff’s comment, Juno has added the information legend specified in Rule 13e-3(e)(1)(iii) to the front cover page of the Schedule 14D-9.

Nicholas P. Panos

February 14, 2018

4.	Advise us, with a view toward revised disclosure, how the subject company complied with the disclosure obligation imposed by Rule 13e-3(e)(1)(ii) to include a “Special Factors” section in the forepart of the document distributed to security holders.

Response: In response to the Staff’s comment, Juno has added a “Special Factors” section to the front of the Schedule 13E-3 that provides cross-references to the information required by Items 7, 8 and 9 of Schedule 13E-3, as required by Rule 13e-3(e)(1)(ii).

Item 7. Purposes, Alternatives, Reasons and Effects

5.	Celgene believes that one of a number of benefits that would follow from Juno being a wholly-owned subsidiary of Celgene includes the elimination of the additional burdens on Juno’s management and the expenses associated with being a public company. Please quantify, to the extent practicable, the estimated annual compliance cost savings that may be realized – if any—by no longer having to prepare periodic reports under federal securities laws with respect to Juno, and state that such savings will be realized on an annual, recurring basis. Refer to Instruction 2 to Item 1013(d) of Regulation M-A.

Response: In response to the Staff’s comment, Purchaser and Celgene have amended the disclosure set forth in “Special Factors—Section 2. Purpose of and Reasons for the Offer and the Merger; Plans for Juno after the Offer and the Merger” of the Offer to Purchase, which is incorporated by reference into the Schedule 13E-3.

6.	It appears as though Juno has suffered net operating losses in each of the last two years. Please specify the constituency, if any, expected to become the beneficiary of Juno’s future use of any net operating loss carryforwards. Quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

Response: In response to the Staff’s comment, Purchaser and Celgene have amended the disclosure set forth in “Special Factors—Section 6. Effects of the Offer” in the Offer to Purchase, which is incorporated by reference into the Schedule 13E-3, to specify that the Celgene U.S. consolidated tax group (which will include Juno after the closing of the Merger) is the constituency expected to become the beneficiary of future use of Juno’s net operating loss carryforwards. The benefit is not quantified therein because significant determinants of the benefit are not known, such as the amount of net operating losses generated by Juno from January 1, 2017 through the closing date, and when taxable income will be generated and thereby enable the use of the carryforwards. In lieu of quantification, the revised disclosure provides detail as to the material considerations relevant to the use of any carryforwards.

Item 8. Fairness of the Transaction

7.	Revise to state, if true, that the Juno Board’s fairness determination is being made on behalf of the subject company. Item 1014(a) of Regulation M-A, by its terms, requires that the subject company, as defined in Item 1000(f) of Regulation M-A, produce a fairness determination.

Nicholas P. Panos

February 14, 2018

Response: In response to the Staff’s comment, Juno has supplemented the disclosure set forth in the first paragraph in “Item 4. The Solicitation or Recommendation—Reasons for Recommendation—Board of Directors” on page 36 of the Schedule 14D-9 to clarify that the Juno Board has produced the fairness determination on behalf of Juno.

Item 10. Source and Amounts of Funds or Other Consideration

8.	Please confirm that the subject company will not incur any legal fees in connection with the financing for transaction, or advise. Refer to Item 1007(c) of Regulation M-A.

Response: In response to the Staff’s comment, Juno has supplemented the disclosure set forth in the third paragraph in “Item 5. Persons/Assets Retained, Employed, Compensated or Used” on page 57 of the Schedule 14D-9.

9.	Please revise to state any material conditions to obtaining borrowings under the Second Amended and Restated Credit Agreement. Please revise to disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. If no such arrangements exist, please revise to so state. Refer to Item 1007(b) of Regulation M-A.

Response: In response to the Staff’s comment, Purchaser and Celgene have amended the disclosures set forth in “The Tender Offer—Section 10. Sources and Amount of Funds” in the Offer to Purchase, which is incorporated by reference into the Schedule 13E-3, to disclose Purchaser’s and Celgene’s financing arrangements and plans. Following the launch of Celgene’s Senior Notes Offering on February 8, 2018, Purchaser and Celgene no longer intend to finance any portion of the Offer and Merger with borrowings under the Amended and Restated Credit Agreement, and have amended the Offer to Purchase accordingly.

Item 11. Interest in Securities of the Subject Company

10.	Please also state whether there have been any transactions in the subject securities during the past 60 days involving any of Juno’s pension, profit-sharing or similar plans. Refer to Instruction (e) to Item 1008(b) of Regulation M-A.

Response: In response to the Staff’s comment, Juno has revised the disclosure set forth in “Item 6. Interest in Securities of the Subject Company” on page 57 of the Schedule 14D-9.

Item 12. The Solicitation or Recommendation

11.	The disclosure on page 37 states that “[t]o Juno’s knowledge, after making reasonable inquiry, all of Juno’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer.” Please state the reasons for the intended actions by such persons. Refer to Item 1012(d) of Regulation M-A.

Response: In response to the Staff’s comment, Juno has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Intent to Tender” on page 37 of the Schedule 14D-9.

Nicholas P. Panos

February 14, 2018

Item 13. Financial Statements

12.	The issuer’s response to Item 13(a) states, in part: “The unaudited consolidated financial statements of Juno for the nine months ended September 30, 2017 are incorporated herein by reference to Item 1 of Juno’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the SEC on November 1, 2017.” Information may be incorporated by reference into the Schedule 13E-3, and not republished in the disclosure document distributed to security holders, only if such information is included as an exhibit to Schedule 13E-3. See General Instruction F. The reference to “a copy” in that instruction is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

Response: In response to the Staff’s comment, the exhibit list to the Schedule 13E-3 has been supplemented to include (via incorporation by reference as permitted by General Instruction F to Schedule 13E-3) Juno’s financial statements contained in Juno’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017.

13.	Please present Juno’s loss per common share from continuing operations for the periods presented. Refer to Item 1010(c)(2) of Regulation M-A. In addition, because the financial information required by Item 1010(a) of Regulation M-A has been incorporated by reference into the Schedule 13E-3, please include a summary in accordance with Item 1010(c) of Regulation M-A. See General Instruction 1 to Item 13 of Schedule 13E-3.

Response: In response to the Staff’s comment, Purchaser and Celgene have amended the disclosures set forth in “The Tender Offer—Section 8. Certain Information Concerning Juno” in the Offer to Purchase, which is incorporated by reference into the Schedule 13E-3. Additionally, we respectfully advise the Staff that Juno does not have corresponding costs or expenses associated with its revenue, and therefore a gross profit line item is inapplicable to Juno.

*    *    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (617) 573-4850.

Sincerely,

/s/ Graham Robinson
Graham Robinson

cc:	Bryan Hough, U.S. Securities and Exchange Commission
Bernard J. Cassidy, Juno Therapeutics, Inc.
Robert A. Cantone, Proskauer Rose LLP
Daniel I. Ganitsky, Proskauer Rose LLP
Michael E. Ellis, Proskauer Rose LLP